United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Page 1 of 14 INTERNAL REGULATIONS OF THE AUDIT AND RISKS COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations (“Regulations”) of the Audit and Risks Committee (“Committee”), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, and according to the rules provided for in the Brazilian and American legislations, and in the applicable listing rules, as follows: CHAPTER I – MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, with the objective of overseeing the quality and integrity of financial reports; the adhesion to legal, statutory and regulatory norms; the adequacy of risk management processes; and the activities carried out by the internal and independent auditors, so as to provide improved efficacy and quality to the decisions made by the Board of Directors, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION, REQUIREMENTS AND REMUNERATION 2.1 The Committee, as a statutory and permanent body, shall be established by the Board of Directors and made up of three (3) to five (5) members, subject to the following: (i) all members must be directors independent from the Company, as provided for in the Regulations of the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“Novo Mercado Regulations”), and also observing Vale’s Bylaws and the provisions set forth in section 2.5 below; and (ii) at least one (1) member must have proven experience in corporate accounting matters, as per the regulations applicable, and he/she shall be entitled as “Financial Specialist” upon his/her nomination. Page 2 of 14 2.1.1 The exact number of Committee members shall be defined by the Board of Directors, during the meeting in which they are appointed. 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 All members of the Committee shall meet the requirements set forth in art. 147 of Law No. 6.404/76. 2.4 Without prejudice of any additional requirements provided for in the applicable legislation or regulations, and in order to comply with the independence requirement mentioned in item 2.1(i) above, the Committee members: (i) Should not be, or should not have been, in the past five (5) years: (a) an officer or employee at Vale, its parent company, a subsidiary, affiliate or jointlycontrolled company, whether direct or indirect; or (b) a partner, technical head or a member of the work team of Vale’s independent auditors; (ii) Should not be a spouse, a direct or collateral relative up to the third degree, and by affinity, up to the second degree, of the persons mentioned in item (i) above; (iii) Should not be a direct or indirect controlling shareholder in Vale; and (iv) Should not have voting rights in the Committee’s meetings bound by a shareholders’ agreement whose subject matter relates to Vale. 2.5 Compliance with the requirements set forth in items 2.1 to 2.4 above shall be declared in the relevant instrument of investiture, and, in the case of the requirements indicated in the first two items, the relevant documentation must be sent to the Company, and kept at Vale’s registered office for a term of five (5) years as from the last day of the term of office of the Committee member. 2.6 The Committee shall report to the Board of Directors and have operational independence and a specific budget, should it be annual or by project, within the limits approved by the Board of Directors to cover the expenses with its operations, including for conducting or determining the performance of inquiries, assessments and investigations within the scope of its activities, also regarding the engagement and use of independent external experts. Page 3 of 14 2.7 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the annual global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses required for performance of their duties. The remuneration of members of the Committee will consider their responsibilities and the time dedicated to functions, acconding with market practices. 2.8 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated for successive terms of office, in accordance with the requirements of which deals with Chapter II above and up the maximum term of 10 years in the position. 3.2.1 Having held office for any period, the Committee members shall only be able to return to the body after a period of three (3) years as from the end of their term of office helded in the Company. 3.3 The Coordinator of the Committee shall be chosen by the Board of Directors, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for appointing his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for appointing, among those who are present at the meeting, the person that shall take over the function of Coordinator of Page 4 of 14 the Committee. 3.4 The members of the Committee shall not have deputies. 3.5 In the case of vacancy or removal of Committee members by the Board of Directors, including your Coordinator, the latter shall appoint a deputy member to complete the remaining management term of the replaced member, in compliance with the requirements provided for in items 2.1 to 2.5 above, and this measure shall be permitted if the minimum composition established is maintained. 3.5.1 The vacancy in a Committee member position may occur due to removal, resignation, disability, death, proven impediment, loss of the mandate as a Board Member, or as a result of other circumstances provided for by law. 3.5.2 Any resignation from the position must be made by means of correspondence sent by the resigning person to the Committee Coordinator and the Chairman of the Board of Directors (“PCA”), becoming effective, with respect to the Company, from its receipt and, with respect to third parties, from its publication. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee: To oversee the quality and integrity of the financial reports (i) to monitor the quality and integrity of the Company’s quarterly and annual financial statements, as well as other reports required by law and related documents, including the disclosures made in the Management’s Report, in order to ensure that such statements and reports comply with the applicable legal requirements; (ii) To analyze, together with the independent auditors: a. the annual workplan of the independent auditors; b. the changes in critical accounting policies and practices adopted by the Company in preparing and disclosing its financial statements; c. the alternative treatments to be adopted by the Company upon the possible adoption of more than one accounting method due to the options available Page 5 of 14 in the accounting principles and practices or application methods, and the effects arising from such treatments; d. the adequacy of the estimates, accounting provisions and significant judgments used by Management in preparing the financial statements; e. any changes in the scope of the independent auditors’ work, and material weakness and significant disability identified in the Company’s internal controls. (iii) to assess and monitor, together with the management and the internal audit area, the reasonability and adequacy of transactions with related parties carried out by the Company, and their relevant evidence; (iv) to monitor the quality and integrity of the disclosed information and measurements based on adjusted accounting data and non-accounting data that may add elements that are not usually provided for in the structure of financial statements reports; (v) to monitor, together with the Management and the independent auditors, any conflicts regarding the financial statements or the application of generally accepted accounting principles; (vi) to understand any difficulties found by the independent auditors during the audit process; To ensure the adhesion to legal, statutory and regulatory norms (vii) to monitor, within the scope of the Committee’s attributions, the actions of the regulatory and supervision bodies regarding important themes; (viii) to ensure the implementation by the Company of practical mechanisms for receiving, retaining and processing internal and external information and denounces, including information about accounting issues, internal controls and audits. Where applicable, these mechanisms must guarantee the secrecy and ensure the anonymity of those who decide to use the channel; (ix) to request that the denounces received, their treatment and relevant results, are reported on a regular basis; (x) to recommend the adoption of policies through which the information and complaints involving managers and leaders reporting directly to the Company’s Chairman; members of the Board of Directors and the Fiscal Council, and of the Board’s Advisory Committees; and leaders who report directly to the Chief Audit and Compliance Officer, are immediately informed Page 6 of 14 to the Committee after a previous investigation carried out by the Chief Audit and Compliance Officer; (xi) to decide on the development of procedures to ensure the efficacy of the management of consequences conducted by the Company, including the adequacy and review of the Misconduct Management Policy proposed by the Chief Audit and Compliance Officer; (xii) to review the Company’s compliance strategy and guidelines and to oversee the activities of the Company's Ethics & Compliance Program, monitoring its independence, effectiveness, and the sufficiency of its structure, and to propose to the Board of Directors any actions that may be necessary to improve it; (xiii) to support the Board of Directors in the process of selection, remuneration, annual performance assessment, development and succession plan and removal of the Chief Audit and Compliance Officer as well as other aspects involving the occupant of this position; (xiv) to review and recommend the annual budget, the definition and assessment of goals for the Audit and Compliance Director. Internal Controls and adequacy of risk management processes (xv) to oversee the activities of the internal controls and controllership area, which is responsible for the preparation of the Company’s financial statements, and analyze the different levels, competences and responsibilities of the internal controls environment regarding the preparation of the financial statements; (xvi) to monitor the recommendations made by independent auditors for improvements in the internal controls systems, as provided for in the annual recommendations letter; review such recommendations with the Board and monitor the implementation thereof with the purpose of eliminating or mitigating any important deficiencies identified; (xvii) to advise the Board of Directors regarding the risk management strategy, including the analysis of corporate policies on this topic and risk appetite guidelines, as well as Vale’s integrated risk map, in addition to advise on the assessment of the efficacy and sufficiency of controls and risk management systems; Page 7 of 14 (xviii) To advise on the evaluation of the effectiveness and adequacy of the Company's control and risk management systems, monitoring their implementation; (xix) To monitor the evolution of the Company's litigation and the execution of judicial and extrajudicial agreements, terms of adjustment of conduct, and external socio-environmental and institutional expenditures that meet the materiality criteria established by the Committee. (xx) To assess and monitor issues involving the Company's regulatory risks; (xxi) to assess and monitor the Company’s risk exposures, also by requesting detailed information on the policies and procedures relating to (i) management’s remuneration; (ii) the use of Company assets; and (iii) expenses incurred on behalf of the Company. These responsibilities involve all the risks to which the Company is exposed, including dam safety risks and cyber risks; (xxii) To monitor the subjects and indicators related to process and occupational safety events, as well as guidelines related to the topic. To oversee the activities of internal and independent auditors (xxiii) to recommend to the Board of Directors the engagement or removal of independent auditors for the performance of an independent external audit or any other service, including their professional fees; (xxiv) to oversee the activities of the independent auditors, evaluating (a) their independence, (b) the quality of services provided, and (c) the adequacy of services provided to the needs of the Company; (xxv) to review, at least annually, together with the independent auditors: a. the internal procedures of the independent auditors regarding quality controls; b. important issues identified in the latest quality control review to which the independent auditors have been subject to, and carried out by other independent auditors or arising from an internal program on such reviews; c. any questions or investigations relating to the independent auditors, and conducted by government authorities or professionals, or regulatory bodies, in the period of five years before the current year. (xxvi) to analyze and recommend policies, internal regulations and the annual audit plan presented by the internal auditors, as well as the execution thereof; Page 8 of 14 (xxvii) to oversee the activities of the Company’s internal audit area, monitoring its independence, efficacy and the sufficiency of its structure, as well as the quality and integrity of internal audit processes, and propose to the Board of Directors any actions required to enhance them; (xxviii) to prepare a summarized annual report, to be presented with the financial statements, containing the following information as a minimum: (a) its activities, the results and conclusions reached, and recommendations made; (b) any situations where there has been significant divergence between the Company’s Management, the external auditors and the Committee in relation to the Company’s financial statements. 4.2 The opinions of the Committee are not a necessary condition for the presentation of matters for analysis and decisions by the Board of Directors, except the matters provided for in item 4.1 (ii), (xi), (xiii), (xxi), and (xxiii) above, to the extent required by the regulations applicable. 4.3 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.4 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the works of the Committee, including the preparation of opinions and minutes, according to the principles of good corporate governance; (ii) to coordinate the preparation of, submit on a yearly basis to Vale’s Board of Directors, and monitor, with the support of the Corporate Governance Office, the Committee’s workplan for the current and the next year, when applicable; (iii) to define the agendas and call the members of the Committee for their meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iv) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with the Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings; (v) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; Page 9 of 14 (vi) to prepare the Committee’s budget proposal, or any changes thereto, for decision by Vale’s Board of Directors; (vii) to meet the Board of Directors at least on a quarterly basis, and attend Vale’s General Shareholders’ Meetings; (viii) to coordinate, with the support of the Corporate Governance Board and, eventually, specialized advisory services for its execution, the Committee’s performance self-evaluation process and send the respective result to the Board of Directors for knowledge; and (ix) to care for full compliance with these Regulations. CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily at least each two months, in accordance with the annual calendar approved, and extraordinarily, if necessary, upon a call notice served at least five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The Committee’s meetings shall always be called by the Coordinator, who shall define the agenda of the meetings, according with the Work Plan approved annually, any demands and proposals presented by the Executive Committee, also, fulfilling any eventual request of the Board of Directors or any member of the Committee. 5.2.1 The call notice shall be served by means of the Governance Portal or by email, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee’s meeting is called, any change in the agenda of the meeting, as well as in the respective supporting materials , shall be prohibited. Any exceptions must be, previously and expressly authorized by the Coordinator. 5.2.3 In cases involving topics with responsibilities of more than one of the Board of Directors' Advisory Committees, joint discussion sessions should be held, with Page 10 of 14 invitations to the relevant Committees, reinforcing the optimization of the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. 5.3.2 A Committee member who is unable to attend the meeting, by the means provided above, will have their vote on the deliberative matters on the agenda considered, provided they express this through a written statement submitted to the Coordinator beforehand or by the end of the meeting, and consequently, will be considered present at the meeting. 5.3.3 The Committee Members who participate in meetings remotely must (i) avoid accessing public places; (ii) keep their cameras on during meetings; and (iii) access the meetings using their @vale email. Any exceptions to the rules set forth herein must be addressed directly with the Corporate Governance Board. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. 5.5 The meetings of the Committee shall be opened with the presence of a majority of its members, and the recommendations shall be made by the majority of the attendees. Page 11 of 14 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of the meetings will be written clearly, recording the attendance, presentations made, decisions taken, including dissenting votes, and abstentions, including those due to conflicts of interest, which must be justified and recorded in the data. Any need for absence during a meeting, including in case of conflict of interest, must be previously informed to the Corporate Governance Office, which will make the respective record. 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within five (5) business days after the meeting, and the members shall forward any suggestions and approvals within ten (10) business days. 5.6.4 The members of the Committee shall sign the minutes of the meeting within ten (10) business days after the minutes have been made available in the Signature Portal according to applicable legislation, the minutes will be considered valid if signed by as many as are necessary to constitute the majority required for the recommendation of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) to assist the Coordinator or his substitute in the performance of his duties; (ii) to support and align the agenda of the Committee meetings with the Coordinator, ensuring the Committee's strategic agenda; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate, together with the Committee’s Coordinator, the preparation of the opinions, and prepare the respective minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; Page 12 of 14 (v) to be responsible for the safekeeping of the Committee's meeting minutes and their respective supporting material, including the administration of the Governance Portal used to provide information to Committee members; (vi) to disseminate the Committee's recommendations and decisions to the relevant areas of the Company and monitor their compliance; (vii) develop and propose the Committee’s annual workplan, to be submitted to the Coordinator for approval and then to the Board of Directors; (viii) develop and propose the annual report on the Committee’s activities to be submitted for approval by the Coordinator and then to the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of selfassessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 The members of the Committee must have an unbiased and ethical attitude in performing their activities and, above all, regarding the estimates presented in the financial statements and the Company’s management. 6.2 The members of the Committee agree to comply with the Bylaws, the Code of Practices, the Policies on Transactions with Related Parties and Conflict of Interest Management, Disclosure of Relevant Matter and Trading of Securities, the Anticorruption Policies, and the other Policies applicable internal rules. 6.3 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.4 The members of the Committee shall be subject to the same duties and legal responsibilities as the managers, pursuant to the provisions of article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of Page 13 of 14 any conflict of interest, pursuant to the provisions of Vale’s Code of Conduct and Conflict of Interest Management Policy. 6.5 Regarding the conflict of interests, the members of the Committee shall, without any additional remuneration, during their term of office and for a additional period of six (6) months as from termination of their respective terms of office, for any reason, refrain from acting in the capacity as service providers, consultants, employees, or otherwise with persons, companies and/or entities where a situation of conflict of interests may exist, except with respect to the activities developed before and/or during performance of their duties as members of the Committee and which are deemed not conflicting by Vale. 6.6. In cases of potential conflict of interest regarding a specific topic, the Committee member involved should not receive any document or information on the matter and should withdraw, including physically, from the discussions, without neglecting their legal duties, in accordance with the Conflict of Interest Management Policy. The statement, declared impediment, or abstention by the Advisor must be justified and recorded in the minutes of the Committee meeting or, when applicable, by other means. 6.6.1 Nevertheless, if a Committee member understands and justifies, in writing, that they are not conflicted regarding a specific topic, the documents or information on said topic will be made available to that member, who will participate, including physically, in the discussions, and their vote will be recorded in the minute. The formal justification presented by the Committee member will be filed at the Company's registered office. CHAPTER VII – INTERACTION WITH OTHER BODIES 7.1 The Committee shall meet: (i) the Fiscal Council at each six months in order to discuss subjects of common interest, as provided for in the legislation applicable; (ii) the Chief Audit and Compliance Officer at least on a quarterly basis; and (iii) the Company’s independent auditors at least each three months. CHAPTER VIII - BUDGET Page 14 of 14 8.1 The Committee shall have operational autonomy and appropriation, as proposed by the Committee itself and approved by the Board of Directors, and it may determine the contracting of services of lawyers, consultants and analysts, as well as other resources that may be necessary for performance of its duties, subject to the Company’s internal policies and rules and the budget of the Committee. The engagement of such services and their estimated costs must be informed to the Company’s Executive Committee for financial planning purposes. CHAPTER IX – ASSESSMENT 9.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER X – AMENDMENT TO THE REGULATIONS 10.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 10.2 Any member of the Committee may suggest the discussion of an amendment to these Regulations, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 10.1 must be followed. 10.3 Should there be any conflict of interest between these Regulations and Vale’s Bylaws, the latter shall prevail, and these Regulations shall be amended to the extend required. These Internal Regulations were established by the Board of Directors during the meeting held on Feb 5th, 2026. ****

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 13, 2026		Director of Investor Relations